

June 22, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Themes ETF Trust
        Issuer CIK: 0001976322
        Issuer File Number: 333-271700/811-23872
        Form Type: 8-A12B
        Filing Date: June 22, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Leverage Shares 2X Long
CDNS Daily ETF, Leverage Shares 2X Long FORM Daily ETF, Leverage Shares 2X Long ENTG Daily
ETF, Leverage Shares 2X Long FPS Daily ETF, Leverage Shares 2X Long ASTS Daily ETF, Leverage
Shares 2X Long GFS Daily ETF, Leverage Shares 2X Long HPE Daily ETF, Leverage Shares 2X Long
MTSI Daily ETF and Leverage Shares 2X Long SMTC Daily ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications